UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

QUEST SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK, no par value

(Title of Class of Securities)

74834 T 10 3

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A
CUSIP No. 74834 T 10 3		Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vincent C. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,966,171[1]
6. SHARED VOTING POWER 29,939,360[2]
7. SOLE DISPOSITIVE POWER 2,966,171[1]
8. SHARED DISPOSITIVE POWER 29,939,360[2]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,905,531[1,2]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 31.6% (based on shares outstanding on December 31, 2006)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

Introduction

This Schedule 13G/A is being filed to correct the previous statements in the Schedule 13G/A filed on February 14, 2007 to reduce Reporting Person’s ownership at December 31, 2006 by 700,000 shares. These shares were transferred by the reporting person prior to December 31, 2006 as a result of settlements of 250,000, 200,000 and 250,000 shares on November 27, 2006, December 11, 2006 and December 26, 2006, respectively, in accordance with the terms of a forward purchase contract that was confirmed by the Reporting Person on December 10, 2004.

Item 1.	(a)	Name of Issuer:

Quest Software, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

5 Polaris Way
Aliso Viejo, CA 92656

Item 2.	(a)	Name of Person Filing:

Vincent C. Smith

	(b)	Address of Principal Business Office:

5 Polaris Way
Aliso Viejo, CA 92656

	(c)	Citizenship:

United States of America

	(d)	Title of Class of Securities:

Common Stock, no par value

	(e)	CUSIP Number:

74834 T 10 3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

	(e)	☐ Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940;

	(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

	(g)	☐ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note, See Item 7);

	(h)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

If this statement is filed pursuant to 13d-1(c), check this box. ☐

Item 4.	Ownership.

(a) Amount beneficially owned:

32,905,531[1,2] shares of Common Stock

(b) Percent of class:

31.6% (based on shares outstanding on December 31, 2006).

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote of:

2,966,171[1]

(ii) shared power to vote or to direct the vote:

29,939,360[2]

(iii) sole power to dispose or to direct the disposition of:

2,966,171[1]

(iv) shared power to dispose or to direct the disposition of:

29,939,360[2]

Item 5.	Ownership of 5% or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐

Item 6.	Ownership of More than 5% on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

[1]

Includes an aggregate of 153,440 shares owned by the Reporting Person’s minor children. The Reporting Person disclaims beneficial ownership of the common shares held by his children. Includes 1,955,000 shares issuable upon exercise of stock options that are exercisable within 60 days of December 31, 2006.

[2]

Includes an aggregate of 29,892,300 shares held through limited liability companies. Includes 47,060 shares held by the Vincent C. Smith Charitable Remainder Trust of which the Reporting Person is the trustee. The Reporting Person disclaims beneficial ownership of the common stock held by the CRT except to the extent of his pecuniary interest therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2007

/s/ Vincent C. Smith
Name: Vincent C. Smith